JOSEPH GRACE HOLDINGS, INC.

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO SEC RULE 17a-5(d)

WITH REPORT OF
INDEPENDENT REGISTERED ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

JOSEPH GRACE HOLDINGS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2025

	PAGE
Facing Page	i
Oath of Affirmation	ii
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52203

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JOSEPH GRACE HOLDINGS, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

48 WALL ST, 11TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWARD TUCKER	**(212)461-2282**	**etucker@josephgrace.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAUER & COMPANY

(Name – if individual, state last, first, and middle name)

PO BOX 27887	**AUSTIN**	**TX**	**78755**
(Address)	(City)	(State)	(Zip Code)
11/20/2014		**6072**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __EDWARD TUCKER__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __JOSEPH GRACE HOLDINGS, INC.__, as of __12/31__, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jacqueline Medina
Notary Public, State of New York
Reg. No. 01ME5061975
Qualified in Richmond County
Commission Expires __11/02/2026__

Notary Public

Signature: _____

Title: _____
PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of Joseph Grace Holdings, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Grace Holdings, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Joseph Grace Holdings, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Joseph Grace Holdings, Inc.'s management. Our responsibility is to express an opinion on Joseph Grace Holdings, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Joseph Grace Holdings, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Joseph Grace Holdings, Inc.'s auditor since 2025.

Austin, Texas
February 11, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 91,751
Due from broker	128,437
Securities owned, at fair value	358,351
Referral fees receivables	2,144,354
Shareholders' receivables	939,478
Other assets	7,900
TOTAL ASSETS	$ 3,670,271

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,040,098
Shareholders' equity:	
Common stock, no par value, 1,500 shares authorized	
1,500 shared issued and outstanding	-
Additional paid-in capital	561,915
Retained earnings	1,068,258
TOTAL SHAREHOLDERS' EQUITY	1,630,173
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,670,271

The accompanying notes are an integral part of this financial statement.

NOTE A – ORGANIZATION AND DESCRIPTION OF BUSINESS

<u>Organization</u>

Joseph Grace Holdings, Inc., (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company is also registered as a state (non-SEC) investment advisor. The Company primarily trades for its own account and provides financial and operational consulting services to other registered broker-dealers and acts as a solicitor for various SEC registered investment advisors and other registered market participants.

<u>Description of Business</u>

The Company, located in New York, NY, is a broker and dealer in securities registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also registered as a state (non-SEC) investment advisor. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation and Use of Estimates</u>

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the U.S ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") contained in the Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable and Provision for Credit Losses</u>

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine whether there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Based on management's review of accounts receivable, no provision for credit losses is considered necessary on December 31, 2025.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, which requires the Company to follow the guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company earns revenue from referral fees, consulting income, and commission income.

Referral fees
Referral fees are from the services provided by the Company to SEC registered investment advisors. These services consist of the introduction of possible institutional investors of the investment advisor's products. The Company has agreements with registered investment advisors and other registered market participants, and its performance obligation is the solicitation of new clients for those advisors. Fees are a fixed rate based on the contract terms. The Company also provides solicitation and consulting services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the services. The Company's contracts are usually cancellable by either party at any time, and the considerations are collected quarterly. Fees are generally fixed rate based on the contract terms and charged to the customer on a quarterly basis, recognized and accrued monthly in which the services are performed. As of December 31, 2025, referral fees receivable relating to this revenue from non-customers were $2,144,354.

Consulting income
Consulting income is from the providing of regulated Financial and Operations reporting and accounting services.

The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. These revenues have an accrued commission liability associated with it due to the registered representatives' contracts of Joseph Grace. These liabilities are recorded when earned and are aligned with the Company's revenue recognition policy.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise taxes and New York City General Corporation tax. The Company paid $55,056 in taxes as of December 31, 2025.

The Company has adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company records interest and penalties related to unrecognized tax benefits in regulatory fees, when applicable. The Company remains subject to income tax examinations for its federal income taxes generally for 2020 through 2025.

New Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's position, results or operation or cash flows.

Fair Value of Financial Instruments

Securities owned are recorded at fair value in accordance with FASB ACS-820 Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the assets or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. The type of securities are equities and/or options. There were no option positions as of December 31, 2025.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
-   Level 2 inputs are inputs other that quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on the management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

All securities owned are recorded as level 1 based on fair market values used to value these investments as of December 31, 2025.

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value. The Company's financial instruments, including due from brokers, securities owned, referral fee receivable, receivables from shareholders, other assets, and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Segment Reporting

The Company follows Accounting Standards 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires disclosure, on an annual and interim basis, of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates is business and presents their financial results. The nature of the business and accounting policies of the brokerage services segment are the same as described in the description of the business and summary of accounting policies notes. The CODMs are the Senior Managing Directors.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $136,006 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2025, the Company had net capital of $433,420, which was $297,414 in excess of the required net capital of $136,006 and the Company's aggregate indebtedness to net capital ratio was 4.71 to 1.

NOTE C – NET CAPITAL REQUIREMENTS (Continued)

to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2025, the Company had net capital of $433,420, which was $297,414 in excess of the required net capital of $136,006 and the Company's aggregate indebtedness to net capital ratio was 4.71 to 1.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a cancelable operating lease on its New York Office space. As part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoices by the building owner. The Company is on a yearly commitment and until either party notifies the other party of its intent to terminate the agreement, minimum future lease payments of this lease is approximately $47,407 for the year ending December 31, 2025. The amount of rent for the year ending December 31, 2025, was $43,845.

NOTE F – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company reclassified $1,050,882 from shareholder receivables to equity consistent with how it has recorded it in the past. Shareholder receivables represent amounts due from related parties. The outstanding balance of the shareholder receivables on December 31, 2025, is $939,478.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 11, 2026, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE H - Line of Credit - The Company maintains an unsecured line of credit with a financial institution to provide additional liquidity for general corporate purposes. The line of credit is currently active and available to the Company; however, it is not regularly drawn upon and is intended primarily as a liquidity backstop rather than a primary source of financing

As of December 31, 2025, there were no outstanding borrowings under the line of credit. The Company remains in compliance with all applicable terms and covenants associated with the facility.